As filed with the U.S. Securities and Exchange Commission on February 3, 2006

Registration No. 333- 123261

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
E.ON AG
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

E.ON North America, Inc.
405 Lexington Avenue
New York, NY 10174
United States of America
(212) 557-5188

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing
☐ on___ at ___

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount To be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-third of one ordinary share of E.ON AG	n/a	n/a	n/a	n/a

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-7650.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

		Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (4), (12) and (13)
	(iii)	Collection and distribution of dividends	Paragraphs (10), (11), and (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (8), (10) and (13)
	(v)	Sale or exercise of rights	Paragraph (11)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (2)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (3), (4), (6) and (7)
	(x)	Limitation upon the liability of the Depositary	Paragraph (15)
(3)		Fees and Charges	Paragraph (9)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)        Statement that E.ON AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission -- and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement dated as of October 7, 1997 among E.ON AG (formerly known as VEBA Aktiengesellschaft) (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-7650) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)	Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Registration Statement on Form F-6 (333-123261) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(3)	Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, including the form of ADR as amended thereby, is filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement on Form F-6 (333-123261) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 3, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, E.ON AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on February 3, 2006.

E.ON AG

By:	/s/ Dr. Erhard Schipporeit
Name:	Dr. Erhard Schipporeit
Title:	Chief Financial Officer

By:	/s/ Dr. Verena Volpert
Name:	Dr. Verena Volpert
Title:	Senior Vice President Finance

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of February 3, 2006.

Signatures	Title

*
Dr. Wulf-H. Bernotat	Chairman of the Board of Management and Chief Executive Officer

/s/Dr. Burckhard Bergmann
Dr. Burckhard Bergmann	Member of the Management Board

*
Dr. Hans Michael Gaul	Member of the Management Board

*
Dr. Manfred Krüper	Member of the Management Board

*
Dr. Erhard Schipporeit	Member of the Management Board and Chief Financial Officer

*
Dr. Johannes Teyssen	Member of the Management Board

*
Georg Budenbender	Authorized Representative in the United States

*By: /s/ Dr. Wulf-H. Bernotat_________
 Dr. Wulf-H. Bernotat
 Power-of-Attorney

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(e)	Rule 466 Certification